06050818

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53320

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: 1 Financial Marketplace Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

404 Gary Lane
(No. and Street)

Bala Cynwyd (City) PA (State) 19004 (Zip Code)

RECEIVED APR 24 2006

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wade J. Bowden & Company, CPAs, P.C.
(Name – if individual, state last, first, middle name)

3150 Highway 278, Suite 105 (Address) Covington (City) Georgia (State) 30014 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 25 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Kevin Ross, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of 1 Financial Marketplace Securities, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CEO + CCO

Title

Michelle J Miller

Notary Public

NOTARIAL SEAL
MICHELLE J. MILLER, Notary Public
Lower Merion Twp., Montgomery County
My Commission Expires August 5, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

1 FINANCIAL MARKETPLACE SECURITIES, LLC

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2005 AND INDEPENDENT
AUDITORS' REPORT

Wade J Bowden & Company, P.C.

1 FINANCIAL MARKETPLACE SECURITIES, LLC

Table of Contents

WADE J BOWDEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Member and Directors
1 FINANCIAL MARKETPLACE SECURITIES, LLC

We have audited the accompanying statement of financial condition of 1 Financial Marketplace Securities, LLC as of December 31, 2005 and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 1 Financial Marketplace Securities, LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wade J. Bowden & Company

Atlanta, Georgia
February 17, 2006

3150 HWY 278, SUITE 105
COVINGTON, GEORGIA 30014
PH 770-639-4637
FAX 678-868-1411
WBOWDEN@MINDSPRING.COM

1 FINANCIAL MARKETPLACE SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

CURRENT ASSETS - Cash	$ 7,581
OTHER ASSETS -	
Organizational costs, net of accumulated amortization of $1,446	594
TOTAL	$ 8,175

LIABILITIES AND MEMBER'S EQUITY

MEMBER'S EQUITY	$ 8,175
TOTAL	$ 8,175

See Independent Auditors' Report and
Notes to Financial Statements.

1 FINANCIAL MARKETPLACE SECURITIES, LLC

STATEMENTS OF OPERATIONS AND CHANGES IN MEMBER'S EQUITY FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUES:		
Commissions	$	130,143
Interest		67
Total revenues		130,210
EXPENSES:		
Management and administrative		126,563
Commissions		2,448
NASD fees		862
Amortization		408
Bank charges		274
Total expenses		130,555
NET LOSS		(345)
MEMBER'S EQUITY, JANUARY 1		8,520
MEMBER'S EQUITY, DECEMBER 31	$	8,175

See Independent Auditors' Report and Notes to Financial Statements.

1 FINANCIAL MARKETPLACE SECURITIES, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

OPERATING ACTIVITIES:		
Net loss	$	(345)
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization		408
Net cash provided by operating activities		63
NET INCREASE IN CASH		63
CASH AT BEGINNING OF YEAR		7,518
CASH AT END OF YEAR	$	7,581

See Independent Auditors' Report and
Notes to Financial Statements.

1 FINANCIAL MARKETPLACE SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Nature of Business

1 Financial Marketplace Securities, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company was formed as a Pennsylvania limited liability company on July 9, 2001.

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including sales of variable annuities, mutual funds and investment advisory services.

Commissions

Commission revenue is derived by the Company selling variable annuities, life insurance and mutual funds on an application way basis through various insurance company providers on behalf of its cutomers.

Income Taxes

The Company is a limited liability company for income tax reporting purposes and, as such, is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements.

Amortization

Amortization is provided on a straight-line basis using an estimated useful life of five years.

Estimates

The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2 RELATED PARTY TRANSACTIONS

The Company and the sole member have entered into a management expense sharing agreement (Agreement), whereby many of the expenses of the Company are paid by the sole Member individually. Additionally, under the Agreement, the sole Member will contribute additional capital to the Company in order for the Company to meet its regulatory requirements for maintaining net capital as defined in Rule 15c3-1 (see note 3). Further, the sole Member has no recourse to the recapture or the collection of the aforementioned capital contributions from the Company , and the Company has no obligation to repay these capital contributions to the sole Member or any other entity. There were no capital contributions made by the sole member to the Company for the year ended December 31, 2005. The sole Member incurred $126,563 in costs on behalf of the Company for the year ended December 31, 2005 which is reflected on the statement of operations as management and administrative fees and which, all of these costs were reimbursed to its sole Member by the Company. The costs included as expenses to be paid by, and accounted for on the books and records of the sole Member, include marketing, salaries and benefits, rent and utilities, and leases and notes.

3 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2005, the Company had net capital of $7,581, which was $2,581 in excess of its required net capital of $5,000.

4. EXEMPTIVE PROVISION

The Company meets all of the requirements for exemption from SEC Rule 15c3-3 with regard to the computation for determination of reserve requirements. The Company's transactions are limited to the purchase, sale and redemption of redeemable securities of registered investment companies. The Company promptly transmits all funds and delivers all securities received in connection with the Company's activities as a broker, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

1 FINANCIAL MARKETPLACE SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2005

	SCHEDULE 1
TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$ 8,175
DEDUCTIONS AND/OR CHARGES:	
Nonallowable assets:	
Organizational costs - net	(594)
NET CAPITAL	$ 7,581
AGGREGATE INDEBTEDNESS -	-
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -	
Minimum dollar net capital requirement	$ 5,000
Excess net capital	$ 2,581
Excess net capital at 1,000 percent	$ 7,581

There is no difference in the above computation and the Company's net capital, as reported in Company's Part II (unaudited) FOCUS report as of December 31, 2005.

See Independent Auditors' Report